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                                                                       Exhibit 2
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                         [Sterling Commerce Letterhead]

                               December 31, 1996



To Our Stockholders:

     We are pleased to inform you that Sterling Commerce has adopted a share purchase rights plan. The plan is simply a precautionary measure and is intended to protect the Company and its stockholders from potentially coercive takeover practices or takeover bids which are inconsistent with the interests of the Company and its stockholders. The plan is not intended to deter unsolicited offers that would provide superior long-term value to the Company's stockholders.

     The adoption of a share purchase rights plan has become common practice in major American companies and a well accepted approach to ensuring that all stockholders receive a fair price and are treated equally in the event of a takeover. The decision to adopt the plan was taken after long and careful study and was not taken in response to any pending takeover or proposed change in control of the Company.

     To effect the plan, the Board of Directors declared a dividend of one share purchase right for each outstanding share of the Company's common stock. The distribution is being made to stockholders of record as of the close of business today. The rights cannot be traded separately from the Company's common stock and are not anticipated to have any independent value, absent the occurrence of the triggering events discussed below.

     Under the plan, the rights will initially trade together with the Company's common stock and will not be exercisable. In the absence of further board action, the rights generally will become exercisable and allow the holder to acquire the Company's common stock at a discounted price ONLY IF A PERSON OR GROUP ACQUIRES 15 PERCENT OR MORE OF THE COMPANY'S COMMON STOCK. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price. The plan also includes an exchange option that would permit the Board of Directors, if the rights become exercisable, to effect an exchange of part or all of the rights for shares of the Company's common stock. Rights held by persons who exceed the applicable threshold will be void.

     The Company's Board of Directors may, at its option, redeem all rights for $.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire on December 31, 2006, unless earlier redeemed, exchanged or amended by the Board of Directors.

     The issuance of the rights is not a taxable event, will not affect the Company's reported financial condition or results of operations (including earnings per share),
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should not interfere with the Company's operating, financing or investing activities and will not change the way in which the Company's common stock is currently traded.

     A summary of the share purchase rights plan (which explains the terms and nature of the rights) is enclosed. Stockholders are urged to review the summary carefully and retain it with their permanent records.

     In adopting the share purchase rights plan, the Board has expressed its confidence in the Company's future and its determination that you, our stockholders, be given every opportunity to participate fully in that future.


                                               Sterling Commerce, Inc.

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